# **TABLE OF CONTENTS**

As filed with the Securities and Exchange Commission on October 11, 2000.
Registration Statement No. 333-________

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**FORM S-8**

**REGISTRATION STATEMENT**
**UNDER**
**THE SECURITIES ACT OF 1933**

**POLYONE CORPORATION**
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| OHIO<br>(State or other jurisdiction of incorporation or organization) | 34-1730488<br>(I.R.S. employer identification no.) |

200 Public Square, Suite 36-5000
Cleveland, Ohio 44114-2304
(Address of principal executive offices)

**POLYONE CORPORATION**
**2000 STOCK INCENTIVE PLAN**
(Full title of the plan)

Gregory L. Rutman, Esq.
PolyOne Corporation
200 Public Square, Suite 36-5000
Cleveland, Ohio 44114-2304
(216) 589-4000
(Name, address, and telephone number, including area code, of agent for service)

**CALCULATION OF REGISTRATION FEE**

| Title of securities to be registered | Amount to be registered | Proposed maximum offering price per share(2) | Proposed maximum aggregate offering price (2) | Amount of registration fee (2) |
|---|---|---|---|---|
| Common Shares, par value $.01 per share | 4,500,000 shs.(1) | $7.72 | $34,740,000 | $9,171.36 |

(1) Maximum number of shares that may be issued or transferred under the Plan.
(2) Estimated in accordance with Rule 457(c) and 457(h) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee. The fee with respect to the shares registered in this Registration Statement is based on the average of the high and low sale prices on October 5, 2000 of the Registrant's common shares as reported on The New York Stock Exchange.

# PART I

## INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I of the General Instructions to the Registration Statement on Form S-8 will be sent or given to employees of the Registrant who participate in the Plan as required by Rule 428(b)(1) promulgated under the Securities Act of 1933, as amended.

# PART II

## INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

## ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents previously filed with the Securities and Exchange Commission (the "Commission") are incorporated by reference in, and made a part of, this Registration Statement:

| | |
|---|---|
| (1) | Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed by The Geon Company on March 24, 2000. |
| (2) | Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed by M.A. Hanna Company on March 27, 2000. |
| (3) | Balance Sheet of Consolidation Corp. as of June 30, 2000, set forth at pages F-13 through F-15 in Amendment No. 3 to Form S-4 Registration Statement (No. 333-37344) filed by The Geon Company, M.A. Hanna Company and Consolidation Corp. on July 28, 2000. |
| (4) | Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, and June 30, 2000, filed by The Geon Company on May 15, 2000 and August 14, 2000, respectively. |
| (5) | Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, and June 30, 2000, filed by M.A. Hanna Company on May 12, 2000 and August 14, 2000, respectively. |
| (6) | Current Reports on Form 8-K filed by The Geon Company on April 7, 2000, April 20, 2000, April 27, 2000, May 9, 2000, June 6, 2000, June 20, 2000, July 10, 2000, July 21, 2000, July 26, 2000, August 16, 2000 and August 29, 2000. |
| (7) | Current Reports on Form 8-K filed by M.A. Hanna Company on May 9, 2000, May 11, 2000, July 26, 2000, August 14, 2000 and August 16, 2000. |
| (8) | Current Reports on Form 8-K filed by the Registrant on September 6, 2000, September 11, 2000 and September 20, 2000. |

(9)    A description of the Registrant's capital stock set forth in the Form 8-A filed with the Commission on August 31, 2000, pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any amendment or report filed for the purpose of updating that description.

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part of this Registration Statement from the date of filing of such documents.

## ITEM 4. DESCRIPTION OF SECURITIES

Not Applicable

## ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

Certain partners of Thompson Hine & Flory LLP beneficially own Common Shares in the Registrant.

## ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

PolyOne Corporation is an Ohio corporation. Under Section 1701.13 of the Ohio General Corporation Law ("Ohio Law"), Ohio corporations are permitted to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio Law does not authorize the payment by a corporation of judgments against a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order determining that such person is fairly and reasonably entitled to indemnification. Indemnification is required, however, to the extent that such person succeeds on the merits. In all other cases, if it is determined that a director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, indemnification is discretionary except as otherwise provided by a corporation's articles of incorporation, code of regulations or contract and except with respect to the advancement of expenses of directors.

With respect to the advancement of expenses, Ohio Law provides that a director (but not an officer, employee or agent) is entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proven by clear and convincing evidence that his or her act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests.

Article Sixth of PolyOne Corporation's articles of incorporation provides for indemnification of directors and officers. The provision provides that a director of PolyOne

Corporation will not be personally liable to PolyOne Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent that an exemption from liability or limitation is not permitted under Ohio Law. Article Sixth provides that any director or officer will be indemnified to the fullest extent permitted by Ohio Law except as may be otherwise provided in PolyOne Corporation's code of regulations.

## ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

Not Applicable

## ITEM 8. EXHIBITS

The Exhibits to the Registration Statement are listed in the Exhibit Index on page 7 of this Registration Statement.

## ITEM 9. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section l0(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

*provided, however,* that paragraphs (a)(l)(i) and (a)(l)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the

offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

# SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 11, 2000.

POLYONE CORPORATION

By: /s/ Gregory L. Rutman
Gregory L. Rutman, Vice President,
Chief Legal Officer &
Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of October 11, 2000.

| Signature | Title |
| --- | --- |
| /s/ Thomas A. Waltermire* <br> Thomas A. Waltermire | Chairman, President, Chief Executive Officer and Director (Principal Executive Officer) |
| /s/ W. David Wilson* <br> W. David Wilson | Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) |
| /s/ James K. Baker* <br> James K. Baker | Director |
| /s/ Gale Duff-Bloom* <br> Gale Duff-Bloom | Director |
| /s/ J. Douglas Campbell* <br> J. Douglas Campbell | Director |
| /s/ Carol A. Cartwright* <br> Carol A. Cartwright | Director |

(Signatures continued on next page)

(Signatures continued from previous page)

| | |
|---|---|
| /s/ D. Larry Moore*<br>D. Larry Moore | Director |
| /s/ Farah M. Walters*<br>Farah M. Walters | Director |
| /s/ Wayne R. Embry*<br>Wayne R. Embry | Director |
| /s/ Robert A. Garda*<br>Robert A. Garda | Director |
| /s/ Gordon D. Harnett*<br>Gordon D. Harnett | Director |
| /s/ David H. Hoag*<br>David H. Hoag | Director |
| /s/ Marvin L. Mann*<br>Marvin L. Mann | Director |

*By:_/s/ Gregory L. Rutman
Gregory L. Rutman, attorney-in-fact

# POLYONE CORPORATION

## INDEX TO EXHIBITS

| Exhibit | Description |
| --- | --- |
| 4.1 | Articles of Incorporation of PolyOne Corporation filed as Exhibit 3.1 to the Registrant's Amendment No. 3 to Registration Statement on Form S-4, filed on July 28, 2000, and incorporated herein by reference. |
| 4.2 | Code of Regulations of PolyOne Corporation filed as Exhibit 3.2 to the Registrant's Amendment No. 3 to Registration Statement on Form S-4, filed on July 28, 2000, and incorporated herein by reference. |
| 23.1 | Consent of Arthur Andersen LLP. |
| 23.2 | Consent of PricewaterhouseCoopers LLP. |
| 23.3 | Consent of Ernst & Young LLP regarding The Geon Company. |
| 23.4 | Consent of Ernst & Young LLP regarding Consolidation Corp. |
| 24 | Power of Attorney executed by officers and directors who signed this Registration Statement. |